Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

September 6, 2023
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Eiko Yaoita Pyles
    Andrew Blume
Re:    Harmonic Inc.
Form 10-K for the fiscal year ended December 31, 2022 filed February 28, 2023
Form 8-K furnished on July 31, 2023
File No. 000-25826
Dear Ms. Pyles and Mr. Blume:
    In the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated August 29, 2023, the Staff requested that Harmonic Inc. (the “Company”) respond to the Staff’s comments regarding the above referenced Form 10-K filed on February 28, 2023 and the above referenced Form 8-K furnished on July 31, 2023 (File No. 000-25826) within ten business days of receipt of the Comment Letter.
    Pursuant to the Company’s request by telephone with Andrew Blume on September 6, 2023, the Company requests an extension of an additional 15 business days so that the Company may devote the appropriate amount of time and resources to ensure a sufficient response. The Company plans to provide a response to the Comment Letter on or before October 4, 2023.
    Please do not hesitate to call me at (650) 320-4622 or Andrew S. Gillman at (650) 849-3158 with any questions.
Sincerely,
/s/ Robert G. Day
Robert G. Day
cc:    Patrick Harshman, Harmonic Inc.
Walter Jankovic, Harmonic Inc.
Timothy Chu, Harmonic Inc.

Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.
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